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                                                                 Exhibit (e)(20)

TRIAL DAY 6: JUNE 15, 2004

There were only two witnesses today, but they were powerful components of the Government's case. First, the Vice President of IT Business Systems for Daimler-Chrysler, Michael Gorriz, took the witness stand. Gorriz gave testimony that has become familiar by this time -- Daimler-Chrysler is a huge, multinational company with complex software needs and only Oracle, PeopleSoft, and SAP can satisfy those needs for core HR and Financial software. Gorriz talked about recent HCM procurements in which Daimler licensed PeopleSoft products to replace aging legacy systems.

Gorriz described how Oracle's lawyers had asked to meet with him to get him to support the deal, but he refused. He explained that he had flown voluntarily all the way from Germany, to testify against the Oracle bid because his company was so concerned about the damage to competition in the form of increased prices and diminished innovation, if Oracle succeeds in acquiring PeopleSoft. He said that Daimler would incur $50 to $100 million of cost to migrate to Oracle or SAP if Oracle acquires PeopleSoft but does not continue to improve the PeopleSoft platform. This follows testimony from Nextel that such a migration would cost that company "tens of millions of dollars."

On cross-examination, Oracle tried to argue that Daimler could still negotiate a good deal, even if Oracle acquires PeopleSoft, because Daimler is such a large company. But the witness wasn't buying the argument and, frankly, neither it seemed did anyone else. In response to questions from the judge, Gorriz emphasized that Daimler might benefit if it could purchase all of its software needs from a single vendor, but only if that vendor faces price competition from other vendors in the market. He explained the benefits "of having three independent vendors in the market" very clearly.
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The second witness of the day was the VP of IT for Greyhound Lines, the bus
company. The Greyhound testimony was interesting because that company is currently going through a procurement to replace an old, poorly supported legacy HR system. According to the witness, the Greyhound procurement team initially selected Oracle and Lawson as finalists, only to discover after careful analysis that the Lawson product was inadequate for Greyhound's needs. The Government put into evidence a document containing four pages of conclusions as to why the Lawson product just couldn't pass muster.

PeopleSoft was eventually selected by the Greyhound steering committee as the vendor of choice, but Oracle cut its price to try to wrest the deal from PeopleSoft, yet another sign of vigorous competition between the companies.

In a telling moment in the trial, the Oracle lawyer, Dan Wall, tried to get the witness to admit that Lawson provided adequate competition to make Oracle cut its price, but the witness said:

     "I believe I said earlier, I didn't think that Oracle took Lawson seriously as a bidder."

At the end of the day, PeopleSoft released the PeopleSoft White Paper to the press. The White Paper is a long legal document -- almost a book, actually -- that contains an economic, legal and business analysis of Oracle's proposed acquisition of PeopleSoft. Staff of the Department of Justice asked us to submit a White Paper while they were studying Oracle's unsolicited offer, and we provided it to them at the beginning of February. Since the white paper was referred to at the trial and is no longer designated as highly confidential, PeopleSoft made it public.
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The White Paper begins by quoting from an internal Oracle e-mail about how
"proud" the Oracle executive was when they first announced the tender offer, because they had "certainly wounded" PeopleSoft. The first part of the White Paper goes on to explain our belief that Oracle is using the hostile takeover process to hurt a competitor that they are having trouble competing against. The White Paper quotes speeches made by the Oracle CEO, as well as hard questions industry analysts have asked Oracle and customer complaints about Oracle.

The White Paper then lays out information about the effects of the proposed transaction -- information very similar to what is coming out in court: How customers will be hurt, how competition will be diminished, how innovation will be threatened, etc.

An important part of the White Paper deals with migration costs that customers will have to bear if Oracle acquires PeopleSoft and does not continue to improve the product as aggressively as a competitive market requires. This is precisely the point that had been made by the vice president of Daimler-Chrysler who testified that his company would have to incur costs of $50-100 million to migrate from PeopleSoft to Oracle or SAP if Oracle acquires PeopleSoft and does not continue to improve the product.

The White Paper contains the results of studies by PeopleSoft about the potential migration costs for a number of key states. The state controller of Texas, for example, estimated that Texas would incur over $200 million of these costs. And one of these studies estimated that the State of California could incur costs in excess of one billion dollars. This was quite jarring to some of

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the press -- it was easy enough for reporters to listen to big companies talk about the huge costs Oracle might inflict on customers. The problem was brought home to them when they realized that they could pay more in taxes, or in university tuition, if Oracle succeeds in its plan and ends up putting the PeopleSoft products out of business.

If you want to see the White Paper, click here.
http://secfilings.nasdaq.com/filingFrameset.asp?FileName
=0000950134%2D04%2D008906%2Etxt&FilePath=%5C2004%5C06%5C16%5C&CoName=
PEOPLESOFT+INC&FormType=SC+14D9%2FA&RcvdDate=6%2F16%2F2004&pdf=

Perhaps the most stunning development of the day occurred outside the courtroom. Following a day of revelations about the enormous level of migration costs that customers could face if Oracle succeeds, Oracle chairman Henley admitted to CNBC that Oracle will "gradually migrate customers over to the Oracle platform" if it gets control of PeopleSoft.


Trial Day 7:  June 16, 2004

Today's testimony featured the first presentation by the state governments in the case. In addition to the US Department of Justice, ten states, including New York and Texas, are suing Oracle to block its takeover attempt.
The states' attorneys have been seated at counsel table with DOJ during the trial, but this is the first time they have joined the action.


Today an Assistant Attorney General of North Dakota led the examination of North Dakota's Chief Information Officer, Curtis Wolfe, who has recently completed a major procurement for his state. Wolfe turned out to be one of the most compelling customer witnesses yet. The direct examination was crisp and well organized, and the witness's answers to questions by both the judge and the lawyers, were clearly and emphatically stated.


Yesterday, the Government presented evidence about Greyhound's procurement to show a situation in which a complex enterprise customer actually tried to consider a bid from Lawson, only to find that Lawson's product was inadequate for a complex enterprise. Today was a rerun, but featuring Microsoft rather than Lawson. North Dakota tried to solicit a bid from Microsoft, only to find, after careful examination, that the Microsoft product met only 20% of the state's technology needs. Indeed, during the bidding process, Oracle itself complained in writing that Microsoft's product was inadequate for a large, complex enterprise. Nowhere did Microsoft dispute the point; one of the Microsoft executives jointly signed a letter with a state official, agreeing that the Microsoft product was inadequate. Of course, none of this has stopped Oracle's lawyers from telling the press in the hallway outside the courtroom that Microsoft is a competitor in the market.


Once Microsoft was disqualified, the North Dakota procurement turned into a bidding war between Oracle and PeopleSoft. The original bids were between $35 and $40 million, but faced with direct competition from PeopleSoft, Oracle eventually dropped its bid to $18 million. PeopleSoft won with a bid of $21 million because it scored better in other categories.


"I don't believe we would have seen that kind of price competition if we hadn't had head to head competition," Wolfe told the judge. In response to questioning by the judge about maintenance fees, Wolfe gave what may well be the most telling evidence of the trial -- the judge's question indicated that he understood Wolfe's testimony, but the significance of that testimony was apparently lost on the media.


Basically, Wolfe explained that the only way to guarantee that a vendor will keep its product updated for its installed base is to ensure that there is robust competition for new customers. If vendors produce new functionality for new customers, that new functionality will be shared with the installed base, explained Wolfe. But if there is no competition for new customers, the vendors will have no incentive to upgrade the product of the installed base, because the vendors get maintenance payments from customers under contract, whether the vendors provide upgrades or not.


This testimony was a serious blow to the Oracle position. Oracle had been arguing to the Court and to the press that it would continue to support the PeopleSoft product, post-acquisition, but would not sell the product to new customers. Wolfe's testimony belies that argument; as Wolfe explained, Oracle would have no incentive to provide timely, high quality upgrades to existing customers if the product is not being sold to new customers. Wolfe hammered home the point again and again. PeopleSoft customers, post-acquisition, could easily be exploited by Oracle; it is competition for new customers that guarantees fair treatment for the installed base.


Wolfe also explained that Oracle has a different "motivation" than PeopleSoft. "They want to get customers on the Oracle database, because that's really where they make their money." Wolfe also revealed that the state officials in North Dakota were so concerned about Oracle's unsolicited bid for PeopleSoft that the Governor personally called the Department of Justice to urge the Department to block the deal.


The second witness was Christy Bass, a global managing partner at Accenture, a large integrator. Bass was actually called as an Oracle witness, but was presented out of order because she is unavailable during Oracle's case presentation.


The Accenture witness had something to say for both sides, so it is not clear whether her testimony did Oracle more good than harm. On direct, she confirmed that there is, in fact, an upmarket different from the mid-market. Her business focuses on the upmarket and supports the products of only four customers:
PeopleSoft, Oracle, SAP and Siebel (for CRM only), precisely the market definition and list of competitors put forward by DOJ. The witness also confirmed that U.S. market is different from the European market, further supporting DOJ's geographic market definition. And the witness admitted that outsourcing does not generally displace the Big Three ERP vendors.


The witness gave a great deal of testimony about the newly announced joint venture between Accenture and SAP for software to be sold to the banking industry. According to the witness, SAP currently has a zero percent share of the business of the top-twenty U.S. banks, so presumably, Oracle was trying to suggest that SAP might become a more robust competitor in that space. Later in the day, however, it was revealed that this is the second time SAP has tried such an initiative; the first time produced no quantifiable gains for SAP.


The witness also described the industry as highly competitive and suggested that condition would always be the case. Finally, Bass claimed that it was only a matter of time before Microsoft entered the market, but offered no support or justification for that prognostication, so it is not clear whether the judge would give her opinion any weight. In any case, the Microsoft witness is now scheduled to testify next Wednesday.


The third witness of the day was the CIO of Pepsi Americas, which is the independently owned Pepsi bottling company that does business in the U.S., Europe and the Caribbean. Pepsi America uses application software from PeopleSoft and SAP, and database software from Oracle. The witness said that only PeopleSoft, Oracle and SAP application software would satisfy his company's needs. The witness also testified about his "concern" about the "long term direction" that Oracle would take if it ended up owning PeopleSoft. Specifically, the witness testified, like many of the other customer witnesses, that he was concerned that Oracle would not continue to enhance the PeopleSoft products if Oracle acquired them. The witness said it would cost Pepsi Americas about $30 million if the company had to migrate off PeopleSoft to some other platform.


During the cross-examination by Oracle lawyer Tom Rosch, the following exchange took place:

        Q:     Are you familiar with the concept of an exogenous event, sir?

        A:     Not enough to say yes right now.  (Laughter.)

        Q: It is an event which could happen independently of, in this case, what Oracle might do.

        A:     Okay.

        Q: Now, that same risk that you described would exist, would it not, if somebody other than Oracle, who is not a PeopleSoft competitor, bought PeopleSoft and decided not to do the upgrading that you would like to have, isn't that correct, sir?

        A: It's not probable, if they don't have another software package, so if they're not a competitor, then they don't have that function, he'd be buying it for that functionality, so the business case for them would be to enhance it.

        Q:     Is that true in every case, sir?

        A:     I believe so, yes.

        Q:     Have you ever studied that?

        A:     No.  Common sense, though.


I think this exchange best summarizes the state of the case. The Government's case is based on common sense: Having three choices is better for the customer than just two. The competition between PeopleSoft and Oracle produces lower prices and more innovation


I believe that the Oracle argument, on the other hand, requires the listener to take leave of his "common sense." Oracle wants everyone to believe that it knows more about customers' businesses than the customers do -- and that the customers should not get the choices they want, only the choices Oracle is willing to give them -- including wholly unacceptable choices like Microsoft and Lawson.


This week, Forrester became the first of the industry analysts to opine on the case during the trial. It's good to see that Forrester agrees with the DOJ about the limited financial and human resources management application choices available to larger enterprises.


At the end of the day, PeopleSoft's Executive Vice President Americas, Phil Wilmington, began his testimony, which was not completed by the end of the day. So, I'll discuss Phil's testimony in tomorrow's report.


IMPORTANT ADDITIONAL INFORMATION

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.